Fort Pitt Capital Funds
Registration # 811-10495
Form N-SAR
Annual Period Ended October 31, 2011

Sub-Item 77C:  Matters submitted to a vote of security holders

A Special Meeting of Shareholders of The Fort Pitt Capital Total Return Fund (the “Fund”) was held on July 14, 2011 (the “Special Meeting”) at the offices of Fort Pitt Capital Group, Inc., the investment adviser to the Fund (the “Adviser”).  As of the record date, April 29, 2011, there were 2,470,523 shares issued and outstanding (“Shares”) and entitled to vote at the Special Meeting.  A total of 1,270,220 Shares were present in person or by proxy at the Special Meeting.

The purpose of the meeting was to consider and act upon the following proposal:

01.)           To approve a proposed agreement and plan or reorganization for the Acquired Fund, a series of Fort Pitt Capital Funds, whereby the Fort Pitt Capital Total Return Fund (the “Acquiring Fund”), a series of Advisors Series Trust would acquire all assets and liabilities of the Acquired Fund, in exchange for shares of the Acquiring Fund.

Proposal		Number of Shares Voted
		For	Against	Abstain
01.	To approve a proposed agreement and plan of reorganization	1,266,320	2,566	1,334

Accordingly, the proposal was approved by the Fund’s shareholders.